UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35573 / May 6, 2025

In the Matter of:

Blue Owl Capital Corporation
Blue Owl Capital Corporation II
Blue Owl Credit Income Corp.
Blue Owl Technology Finance Corp.
Blue Owl Technology Income Corp.
Blue Owl Alternative Credit Fund
Blue Owl Credit Advisors LLC
Blue Owl Diversified Credit Advisors LLC
Blue Owl Technology Credit Advisors LLC
Blue Owl Technology Credit Advisors II LLC
Blue Owl Credit Private Fund Advisors LLC
Blue Owl Strategic Equity Advisors LLC
Blue Owl Strategic Equity Partners Advisors LLC
Blue Owl Alternative Credit Advisors LLC
Blue Owl Alternative Credit Advisors II LLC
certain of their wholly-owned subsidiaries as described in Schedule A to the Application
certain of their affiliated entities as described in Schedule B to the Application.

399 Park Avenue
New York, NY 10022

812-15715

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Blue Owl Capital Corporation, et al. filed an application on March 7, 2025, and amendments to
the application on March 28, 2025, April 3, 2025, and April 9, 2025, requesting an order under
sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1
under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d)
and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain registered
closed-end management investment companies and business development companies
(collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and
with certain affiliated investment entities.

On April 9, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35530). The notice gave interested persons an opportunity to request a hearing and

stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Blue Owl Capital Corporation, et al. (File No. 812-15715) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.